16004072

CONFORMED

Received SEC

FEB 25 2016

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended October 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended October 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan retrospectively adopted Financial Accounting Standards Board Accounting Standards Update ("ASU") No. 2015-07, *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* and ASU No. 2015-12, *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).*

The supplemental schedule of assets (held at end of year) as of October 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 23, 2016

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2015 AND 2014 (IN THOUSANDS)

ASSETS:	2015	2014
PARTICIPANT-DIRECTED INVESTMENTS		
Investment in John Deere Savings Plans Master Trust	$ 697,577	$ 723,752
RECEIVABLES - Loans to participants	19,362	18,824
NET ASSETS AVAILABLE FOR BENEFITS	$ 716,939	$ 742,576

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2015 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 33,424
Company	8,874
Total contributions	42,298
INVESTMENT INCOME - Net participation in activity of John Deere Savings Plans Master Trust	8,046
Interest on participant loans	936
TOTAL ADDITIONS	51,280
DEDUCTIONS:	
Benefits paid to participants	76,076
Net transfers to affiliate plan	683
Administrative expenses	158
TOTAL DEDUCTIONS	76,917
DECREASE IN NET ASSETS	(25,637)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	742,576
End of year	$ 716,939

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

Deere & Company (the "Company") maintains two defined contribution plans in the U.S. for the benefit of its employees. The investment assets of these plans are commingled and held in the John Deere Savings Plans Master Trust (the "Master Trust"). These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

General – The Plan was established September 1, 1987 by the Company for certain eligible employees of the Company and its subsidiaries. The purpose of the Plan is to provide employees with a tax advantaged method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Deere & Company 401(k) Benefits Committee is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee ("Trustee"), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, is the recordkeeper (collectively, "Fidelity").

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States ("U.S.") payroll of the Company or its participating subsidiaries. Certain non-bargained hourly employees on the U.S. payroll are participants in the John Deere Savings and Investment Plan.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 75 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works and 50 percent for John Deere Commercial Products) of the employee's contributions up to six percent of eligible compensation. Beginning with the first payroll period in October 2015, the matching contribution was generally increased to 60 percent. Beginning January 1, 2015, the matching contribution for John Deere Commercial Products increased to 75 percent. Beginning with the first payroll period in July 2015, the matching contribution for John Deere Horicon Works employees hired prior to October 1, 1998 was increased to 50 percent. For employees hired on or after October 1, 1998 the matching contribution was increased to 65 percent. Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in funds as specified by the participants. Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee's 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. The Company matching contributions and allocated earnings or losses related to matching are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2015 and 2014, forfeited nonvested accounts totaled $29,715 and $13,612, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2015, the amount of Company contributions reduced through forfeited nonvested accounts was immaterial.

Fund Elections – Participants in the Plan direct the investment of their account balances into one or more investment funds, which include the following as of October 31, 2015:

- Blended Interest Fund
- Wells Fargo Core Plus Bond Fund
- Deere & Company Common Stock Fund*
- Any of 21 Common Collective Trust Funds
- Either of 2 Mutual Funds

*Beginning January 27, 2014, participants may not invest more than 20% of their future contributions in the Deere & Company Common Stock Fund. As of this same date, exchanges into the Deere & Company Common Stock Fund may not result in more than a 20% investment in the Deere & Company Stock Fund.

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock. If no election is made, the default option is reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is less. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. Effective October 18, 2014, retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statements reflect the retrospective adoption of Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07") and ASU No. 2015-12, "Plan Accounting:: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient," ("ASU 2015-12"). See Recent Accounting Pronouncements.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value except for the Blended Interest Fund which is recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2015 and 2014 for the fund are as follows:

	Master Trust Units Outstanding	Plan Units Outstanding	Net Asset Value Per Unit
October 31, 2015	3,754,805	843,080	$ 113.46
October 31, 2014	4,117,479	962,980	$ 124.15

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3 and is measured at contract value. Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals.

Wells Fargo Core Plus Bond Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of financial instruments consisting of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts in the Blended Interest Fund and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund's net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net appreciation - Includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

Interest and Dividends – Interest and dividends investment income in the Master Trust includes dividends on mutual funds and Deere & Company Common Stock Fund, as well as interest earned from the Blended Interest Fund.

Investment Fees – Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers to Affiliate Plan – Transfers represent net assets transferred from the Plan during the year ended October 31, 2015 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2015 and 2014.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of $2.00 per participant are deducted from participant accounts each calendar quarter. The remaining expense is paid by the Company and through credits provided by the recordkeeper for Plan investments. Participants also pay administrative costs for loans and qualified domestic relation orders.

Recent Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 as of October 31, 2015 as permitted and has applied this ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this ASU 2015-07 in the fair value hierarchy tables for 2015 and 2014 in Note 4, "Master Trust and Fair Value Measurements." There were no other impacts on the statements of net assets available for benefits and the statement of changes in net assets available for benefits as of October 31, 2015 and October 31, 2014.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient," which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts; contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. The disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 (which for the Plan is its fiscal year ending October, 2017), with early adoption permitted. The Plan elected to early-adopt ASU 2015-12 as of October 31, 2015, and has applied the provisions retrospectively. The adoption of ASU 2015-12 has resulted in the reclassification on the statement of net assets available for benefits of the $2.7 million adjustment from fair value to contract value for fully benefit-responsive investment contracts and investment in John Deere Savings Plan master trust as of October 31, 2014. Furthermore, the Plan has eliminated certain historical disclosures that are no longer required. There were no other impacts on the statements of net assets available for benefits and the statement of changes in net assets available for benefits as of October 31, 2015 and October 31, 2014.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value.

The synthetic GICs include underlying assets consisting of various fixed income securities which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, American General Life Company, Transamerica Premier Life (formerly known as Monumental Life Insurance Company prior to July 31, 2014), Bank of Tokyo-Mitsubishi, Nationwide Life Insurance Company and Prudential Insurance Company of America. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances. The Master Trust's ability to receive amounts due pursuant to the wrapper contracts depends on the issuers' ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments. In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are probable of not occurring.

4. MASTER TRUST AND FAIR VALUE MEASUREMENTS

The investment in the Master Trust represents the Plan's proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the John Deere Savings and Investment Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, Fidelity, as Trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans. The Master Trust at October 31, 2015 and 2014 is summarized as follows (in thousands of dollars):

	2015	2014
Noninterest-Bearing Cash	$ 533	$ 522
Blended Interest Fund at Contract Value	564,858	608,343
Deere & Company Common Stock	426,032	511,201
Common Collective Trusts	3,877,263	3,504,646
Wells Fargo Core Plus Bond Fund	64,839	61,581
Mutual Funds	178,724	357,771
Fidelity BrokerageLink Accounts	315,340	309,086
Total Investments at Fair Value	4,862,198	4,744,285
Receivables	23,973	11,454
Total Assets in Master Trust	5,451,562	5,364,604
Liabilities	40,629	28,172
Net Assets in Master Trust	$ 5,410,933	$ 5,336,432
Plan's Interest in Net Assets of Master Trust	$ 697,577	$ 723,752
Plan's Interest in Master Trust as a Percentage of the Total	13 %	14 %

The net investment income of the Master Trust for the year ended October 31, 2015 consisted of the following (in thousands of dollars):

Net appreciation	$ 45,417
Interest and dividends	46,490
Net investment income	$ 91,907
Plan's portion of Master Trust investment income	$ 8,046

The Master Trust holds shares or interests in investments where the fair value is estimated based on the net asset value per share (or its equivalent). At October 31, 2015 and 2014, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	2015 Fair Value	2014 Fair Value
Lifepath Index Funds	$ 1,863,648	$ 1,746,074
Stock Index Funds	549,006	507,667
Bond Index Funds	64,041	56,455
Real Estate Index Fund	23,676	20,351
Small-Mid Cap Fund	146,440	149,745
Large Cap Funds	1,010,125	975,016
Commodity Index Fund	6,571	6,031
International Stock Funds	213,756	43,307
	$ 3,877,263	$ 3,504,646

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at October 31, 2015 and 2014.

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2015, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Deere & Company Common Stock	$ 426,032			$ 426,032
Wells Fargo Core Plus Bond Fund:				
Asset-Backed Securities		1,454		1,454
Commercial Mortgage-Backed Securities		4,543		4,543
Residential Mortgage-Backed Securities - Agency		19,775		19,775
Residential and Commercial Mortgage Obligations		2,264		2,264
Corporate Debt Securities		26,813		26,813
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		9,990		9,990
Total Wells Fargo Core Plus Bond Fund		64,839		64,839
Mutual Funds	178,724			178,724
BrokerageLink Accounts	315,340			315,340
Total Investments	$ 920,096	$ 64,839	$ 0	$ 984,935
Common Collective Trusts Measured at Net Asset Value				$ 3,877,263
Total Investments at Fair Value				$ 4,862,198

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2014, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Deere & Company Common Stock	511,201			511,201
Wells Fargo Core Plus Bond Fund:				
Asset-Backed Securities		284		284
Commercial Mortgage-Backed Securities		3,122		3,122
Residential Mortgage-Backed Securities - Agency		21,650		21,650
Residential and Commercial Mortgage Obligations		1,679		1,679
Corporate Debt Securities		22,089		22,089
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		12,757		12,757
Total Wells Fargo Core Plus Bond Fund		61,581		61,581
Mutual Funds	357,771			357,771
BrokerageLink Accounts	309,086			309,086
Total Investments	$ 1,178,058	$ 61,581	$ 0	$ 1,239,639
Total Common Collective Trusts Measured at Net Asset Value				$ 3,504,646
Total Investments at Fair Value				4,744,285

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 1,226,392 and 1,397,681 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $59 million and $66 million at October 31, 2015 and 2014, respectively. During the year ended October 31, 2015, the Plan recorded dividend income of approximately $3.1 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated September 16, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

7. VOLUNTARY COMPLIANCE RESOLUTION

The Plan filed an application for a compliance statement from the IRS in plan year 2015 under the voluntary compliance resolution program related to a participant loan. A signed compliance statement was received dated October 16, 2015 with respect to IRS 72(p) regulations and all items were corrected during the plan year 2015. The Plan's management does not believe that this is significant to the Plan.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2015 and 2014 (in thousands of dollars):

	2015	2014
Net assets available for benefits per the financial statements	$ 716,939	$ 742,576
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,112	2,716
Net assets available for benefits per the Form 5500	$ 719,051	$ 745,292

For the year ended October 31, 2015, the following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 (in thousands of dollars):

Decrease in net assets available for benefits per the financial statements	$ (25,637)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2015	2,112
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2014	(2,716)
Decrease in net assets per the Form 5500	$ (26,241)

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES
EMPLOYER ID NO.: 36-2382580
PLAN NO.: 008

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2015

(In thousands of dollars)	Current Value
LOANS TO PARTICIPANTS (at interest rates of 4.75% to 9.75%, maturing from November 2015 to November 2025)*	$ 19,362

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: */s/ Marc A. Howze*
Marc A. Howze
Vice President, Global Human Resources
and Employee Communications

Date: 24 February 2016

Deloitte.

Deloitte & Touche LLP
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Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-15949, 33-49740, 333-62669, and 333-140981 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 23, 2016, relating to the financial statements and supplemental schedule of the John Deere Tax Deferred Savings Plan for Wage Employees (which report expresses an unqualified opinion and contains an explanatory paragraph related to the adoption of Financial Accounting Standards Board Accounting Standards Update ("ASU") No. 2015-07, *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* and ASU No. 2015-12, *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)*, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2015.

Deloitte & Touche LLP

Chicago, Illinois
February 23, 2016